RECD S.E.C.
AUG 6 2002
1086

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02047919

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

Dated as of August 6, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached is the following item:

1. Press Release, dated August 6, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA HOLDINGS S.A. REPORTS 2002 FIRST HALF RESULTS

Warsaw, Poland – August 6, 2002 – Netia Holdings (NASDAQ: NTIAQ/NTIDQ; WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced unaudited financial results for the second quarter and half year ended June 30, 2002.

Financial Highlights:

- **Revenues** for H1 2002 were PLN 298.0m (US$73.7m), a year-on-year increase of 16%. Revenues for Q2 2002 were PLN 151.4m (US$37.5m), a year-on-year increase of 13%.
- **EBITDA margin** for H1 2002 reached 24.3%. EBITDA margin for Q2 2002 was 27.9%.
- **EBITDA** for H1 2002 was PLN 72.3m (US$17.9m), a year-on-year increase of 132%. EBITDA for Q2 2002 was PLN 42.2m (US$10.5m), a year-on-year increase of 165%.
- **Cash** at June 30, 2002 was PLN 364.9m (US$90.3m), excluding restricted investments of PLN 55.3m (US$13.7m).
- **Consolidated shareholders' equity** at the end of H1 2002 was negative PLN 838.7m or US$207.5m.
- **The Restructuring Agreement** relating to Netia's debt restructuring was signed by Netia, Telia AB, Warburg Pincus, certain financial creditors and the Ad Hoc Committee of Noteholders on March 5, 2002. The terms of the restructuring include the exchange of Netia's existing Notes and swap of claims for new notes with an aggregate principal amount of EUR 50m and ordinary shares representing 91% of Netia's share capital immediately post-restructuring. The existing Netia shareholders would retain 9% ownership and receive warrants to acquire shares representing 15% of Netia's post-restructuring share capital. Additionally, up to 5% of the post-restructuring share capital, excluding the warrants to be issued to the existing shareholders, would be issued under a key employee stock option plan.
  - **All necessary share and warrant issuances** with regard to Netia's restructuring have been approved by its shareholders. In April 2002, Netia filed with the Polish Securities and Exchange Commission a prospectus relating to the issuance and registration of shares in relation to the Restructuring Agreement which is currently being reviewed by the Polish SEC.

- **Arrangement proceedings in Poland** were opened with respect to Netia Holdings S.A. and two of its subsidiaries, Netia Telekom S.A. and Netia South Sp. z o.o. The majority of creditors of Netia Holdings and Netia Telekom, representing over 95% and 98% of total value of claims, respectively, voted in favor of the arrangement plans. The Polish court approved the arrangement plan for Netia Telekom on June 25, 2002. A minority group of Netia Holdings' claimholders filed a complaint against the court approval in the Netia Telekom arrangement proceedings. The hearing regarding the approval of the arrangement plan for Netia Holdings was scheduled for August 8, 2002, when the court indicated that it would make a final decision. Netia expects that the same group of minority claimholders may appeal the decision if the court accepts the arrangement. The date for voting of creditors of Netia South was set for August 13, 2002.

- **Composition proceedings in the Netherlands** were opened on July 12, 2002 for three Netia subsidiaries, Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., in order to restructure the obligations owed under the high yield notes issued by Netia Holdings B.V. and Netia Holdings II B.V. and under a cross-currency swap agreement executed by Netia Holdings III B.V. The court in Amsterdam granted a provisional payment suspension on repayment of obligations of these companies.

➢ **Further deferral on license fee payments amounting to approximately EUR 33m**, originally due in November and December 2001, was received until December 31, 2002.

➢ **Changes in capital base of Netia 1**, a provider of domestic long-distance services. Stoen S.A. will acquire 133.233 existing shares of Netia Holdings S.A. in exchange for 87,332 shares in Netia 1. As a result of the transaction, the Netia group companies will jointly own an 89% stake in Netia 1 while Telia AB will hold an 11% stake.

➢ **Telia ducts leasing agreement.** In January 2002 Netia and Telia AB signed a ducts lease agreement, under which Netia was to lease to Telia two ducts on the route between Warsaw and the Szczecin area for the amount of approximately US$16m. In the notice from Telia received on May 16, 2002, Telia informed that in its opinion this agreement expired due to the non-fulfillment by April 15, 2002 of all of the conditions specified in the agreement. Telia also indicated its interest in continuing discussions with Netia regarding the utilization of Netia's backbone network. Netia believes that the conditions to which Telia referred were reserved on Netia's behalf, and therefore the existing agreement remains valid and does not require the execution of an additional agreement. Netia intends to undertake the necessary steps with an aim to fulfill the agreement.

<u>Operational Highlights:</u>

➢ **Netia's nationwide backbone network** increased to 3,320 km as of June 30, 2002.

➢ **Subscriber lines** increased to 342,145 net of churn and disconnections, a year-on-year increase of 1%.

➢ **Business customer lines** increased to 101,997, a year-on-year increase of 16%. The business segment reached 29.8% of total subscriber lines while year-to-date revenues from business customers accounted for 57.0% of telecom revenues as of June 30, 2002.

➢ **Average revenue per line** increased by 2% to PLN 123 in June 2002, compared to PLN 121 in June 2001.

➢ **New supplementary tariff packages for indirect domestic long-distance (customers of Netia 1) and** ISDN services, with usage time measured on a per-second basis, were introduced on June 1, 2002.

➢ **Headcount** decreased to 1,323 at June 30, 2002 from 1,639 at June 30, 2001 as a result of management's program of cost reduction initiated in August 2001.

Other Highlights:

- **Ordinary Shareholders' Meeting of Netia Holdings S.A.** held on June 18, 2002 (i) approved the Management Board's report and financial statements for the 2001 financial year, (ii) appointed PricewaterhouseCoopers Sp. z o.o. as its auditor to examine the financial statements for the 2002 financial year, (iii) approved the remuneration granted in 2001 and 2002 to date to members of the Supervisory Board and (iv) re-adopted certain shareholders' resolutions from the March 12, 2002 Extraordinary General Shareholders' Meeting.
- **Changes within Netia's Supervisory Board.** Effective June 17, 2002, Hans Tuvehjelm replaced Lars Rydin as a Supervisory Board member on behalf of Telia AB.
- **Changes within Netia's Management Board.** Effective June 1, 2002, Stefan Albertsson was appointed to Netia's Management Board with responsibility for Marketing and Products.
- **Netia's ADS-to-Ordinary Shares ratio changed to one-to-four** as of beginning of trading on Nasdaq on July 30, 2002. Previously, Netia's ADS-to-Ordinary Shares ratio was one-to-one. The change in the ADS-to-Ordinary Shares ratio has been effected without charge to investors. For the next 20 trading days, the ticker symbol for Netia Holdings S.A. will be "NTIDQ." After expiration of these 20 trading days, the symbol will revert to NTIAQ.

Financial Information

2002 Year to Date vs. 2001 Year to Date

Revenues increased by 16% to PLN 298.0m (US$73.7m) for H1 2002 compared to PLN 257.2m for H1 2001.

Revenues from telecommunications services increased by 19% to PLN 287.6m (US$71.2m) in H1 2002 from PLN 241.9m in H1 2001. The increase was primarily attributable to an increase in total number of subscriber lines coupled with an increase in average revenue per line associated with the increase in business mix of lines as well as introduction of new products. The total number of subscriber lines increased by 1% to 342,145 at June 30, 2002 from 338,338 at June 30, 2001, while the overall increase in average monthly revenue per line was 2% to PLN 123 (US$30) for June 2002, compared to PLN 121 for June 2001.

EBITDA increased by 132% to PLN 72.3m (US$17.9m) in H1 2002 compared with PLN 31.1m for H1 2001. EBITDA margin for H1 2002 increased to 24.3% from 12.1% for H1 2001. This was achieved thanks to a successful implementation of a cost reduction program in late 2001, being part of the cash preservation measures.

"Other operating expenses" amounted to PLN 161.9m (US$40.1m) and represented 54% of total revenues in H1 2002, compared to 63% in H1 2001, with salaries and benefits being the main item.

Interconnection charges increased by 3% to PLN 59.6m (US$14.7m) in H1 2002 from PLN 58.1m in H1 2001. Interconnection charges as a percentage of calling charges decreased to 29% from 34%, reflecting the increased proportion of traffic carried through Netia's own backbone network.

Depreciation of fixed assets increased by 20% to PLN 97.3m (US$24.1m) in H1 2002, from PLN 81.9m in H1 2001, as the construction stage of additional parts of the network was completed.

Amortization of goodwill and other intangible assets decreased to PLN 36.6m (US$9.1m) in H1 2002 from PLN 36.9m in H1 2001.

Net financial expenses increased to PLN 432.3m (US$107.0m) in H1 2002 from PLN 12.4m in H1 2001 due to foreign exchange losses resulting from the depreciation of the Polish zloty against the euro and U.S. dollar in H1 2002 compared to the zloty's appreciation in H1 2001. Additionally, the interest costs connected with the notes issued by Netia accrued through the whole six month period ended June 30, 2002 although the Company ceased to pay interest on its notes in December 2001.

Net loss amounted to PLN 495.4m (US$122.6m) in H1 2002, compared to a net loss of PLN 101.8m in H1 2001. The higher loss was attributable to an increase in net financial expenses related mainly to unrealized foreign exchange losses. However, a majority of the financial expenses is not reflected in cash outflows, due to the facts described above.

Cash used in investing activities decreased by 63% to PLN 164.8m (US$40.8m) in H1 2002, from PLN 444.2m in H1 2001, in accordance with the revised business plan approved in late 2001.

Cash and cash equivalents at June 30, 2002 amounting to PLN 364.9m (US$90.3m) were available to fund Netia's operations. The Company also had deposits in an investment account of PLN 55.3m (US$13.7m) at June 30, 2002 established, subject to conditions, to service the interest payments on its 2000 Senior Notes in June 2002. These deposits are expected to be transferred to the Company in accordance with the Restructuring Agreement at the completion of the restructuring.

Q2 2002 vs. Q1 2002

Revenues increased by 3% to PLN 151.4m (US$37.5m) for Q2 2002 compared to PLN 146.6m for Q1 2002. This increase was attributable to a 4% increase in telecommunications revenues to PLN 146.9m (US$36.3m) in Q2 2002 from PLN 140.8m in Q1 2002 and a 22% decrease in other revenues, representing the operations of Uni-Net, a joint venture with Motorola offering radio trunking services, to PLN 4.5m (US$1.1m) for Q2 2002 from PLN 5.8m in Q1 2002.

EBITDA increased by 40% to PLN 42.2m (US$10.5m) in Q2 2002 compared with PLN 30.1m for Q1 2002. EBITDA margin for Q2 2002 increased to 27.9% from 20.5% for Q1 2002. The increase in EBITDA and EBITDA margin was mainly a result of a strict cost control policy implemented in late 2001.

Net loss amounted to PLN 250.0m (US$61.9m) in Q2 2002, compared to a net loss of PLN 245.4m in Q1 2002. The higher loss was attributable to an increase in net financial expenses and unrealized foreign exchange losses.

Operational Review

Connected lines at June 30, 2002 increased by 0.4% to 529,658 lines, up from 527,562 lines at March 31, 2002. The number of connected lines decreased in comparison with the number reported for Q2 2001 due to the write-off of 70,200 lines recorded in the third quarter of 2001.

Subscriber lines in service increased by 1% to 342,145 at June 30, 2002 from 338,338 at June 30, 2001 and decreased by 0.04% from 342,288 at March 31, 2002. The number of subscriber lines is net of customer churn and disconnections of defaulting payers by the Company, which amounted to 4,197 and 5,910, respectively, for Q2 2002 and 11,342 and 13,209, respectively, for H1 2002. The recorded churn was mostly a result of customers affected by the deterioration of Polish economic conditions and customers moving outside the coverage of Netia's network.

Business lines as a percentage of total subscriber lines reached 29.8%, up from 26.0% at June 30, 2001 and 29.4% at March 31, 2002, reflecting the intensified focus on the corporate and SME market segments. Business customers accounted for all net additions in the quarter while the residential segment saw net disconnections. Revenues from business customers accounted for 57.0% of telecommunications revenues in H1 2002.

Business customer lines in service increased by 16% to 101,997 at June 30, 2002 from 87,992 at June 30, 2001 and by 1% from 100,563 at March 31, 2002.

Average monthly revenue per line grew by 2% to PLN 123 (US$30) in June 2002, compared to PLN 121 in June 2001 and decreased by 5% from PLN 130 in March 2002.

Average monthly revenue per business line amounted to PLN 236 (US$58) in June 2002, representing a 1% decrease from PLN 239 in June 2001 and a 6% decrease from PLN 251 in March 2002.

Average monthly revenue per residential line amounted to PLN 74 (US$18) in June 2002, representing a 8% decrease from PLN 80 in June 2001 and a 6% decrease from PLN 79 in March 2002.

An integrated customer relationship management (CRM) system was launched in April 2002, the first integrated CRM system of any Polish telecom operator.

Internet flat rate service was launched for Netia directly and non-directly connected users of Internet dial-up access as well as for Netia customers using ISDN Duo lines on April 16, 2002, June 17, 2002, and July 5, 2002, respectively. The new service allows connecting to Internet for a specified number of hours each month for a predetermined flat rate, the usage time is measured on a per-minute basis.

New tariff packages for indirect domestic long-distance (customers of Netia 1) and ISDN services were introduced on June 1, 2002. These new packages supplement the current Netia tariff offerings, providing easy-to-understand tariff plans with the usage time measured on a per-second basis.

Netia 1055 Internet telephony service, which offers cheaper international calls based on the Voice-over-IP technology, was launched on July 1, 2002. The new service complements the existing service offerings of Netia 1, a provider of indirect domestic long-distance service through Netia's prefix (1055).

Connections to mobile networks at competitive pricing levels were offered to customers of Netia 1 as of August 1, 2002. This is another complementary service offered by to users of Netia's indirect domestic long-distance services.

Netia's nationwide backbone network connecting Poland's largest urban areas now stretches to 3,320 kilometers and consists of 2,430 kilometers of fiber and 890 kilometers of leased lines. Netia is constructing additional infrastructure, planned for completion in 2002, of approximately 960 kilometers to replace most of the present leased lines.

Headcount at June 30, 2002 was 1,323, compared to 1,639 at June 30, 2001 and 1,362 at March 31, 2002. During 2001 Netia made announcements on headcount reductions of approximately 20%, and finalization of this program is being carried out.

The number of active lines in service per employee increased by 25% to an average of 265 in Q2 2002, from 212 in Q2 2001. The number of active lines in service per employee in H1 2002 increased by 22% to an average of 256 from 209 in H1 2001.

Monthly average telecommunications revenue per employee increased by 45% to PLN 38,262 in Q2 2002 from PLN 26,321 in Q1 2001. Monthly average telecommunications revenue per employee in H1 2002 increased by 43% to PLN 36,246 from PLN 25,352 in H1 2001.

License payments. The Polish Minister of Infrastructure decided on June 28, 2002 to postpone the payment of license fee installments of certain Netia operating subsidiaries, originally due in November and December 2001, until December 31, 2002. Previously, on November 30, 2001 and January 19, 2002, the Minister of Infrastructure announced his decision to postpone the payment of these installments until January 20, 2002 and June 30, 2002, respectively. The current total amount of these installments is approximately EUR 33 million. In his latest decision of June 28, 2002, the Minister of Infrastructure did not impose any postponement fees which are to be determined later. Netia submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of its remaining license fee obligations, following the regulatory environment changes introduced with the enactment of the new Telecommunications Act on January 1, 2001.

Changes in capital base of Netia 1, a provider of indirect domestic long-distance services. Netia Holdings S.A. and the Warsaw electric utility Stoen S.A. agreed on July 2, 2002 that Stoen S.A. will acquire 133,233 existing shares of Netia Holdings S.A. in exchange for Stoen's 87,332 shares in Netia 1. The agreement is pursuant to the Netia 1 consortium agreement and changes in the new Polish telecom law effective as of January 1, 2001, abolishing the foreign ownership restrictions on telecom operators in Poland. As a result of the transaction, the Netia group companies will jointly own an 89% stake in Netia 1. The remaining 11% stake will be owned by Telia AB.

Key Figures

PLN'000	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Revenues	151,416	146,560	144,868	136,789	134,278	122,916
EBITDA before Millennium allowance	42,249	30,090	29,294	17,745	15,973	15,154
Margin %	27.9%	20.5%	20.2%	13.0%	11.9%	12.3%
EBITDA after Millennium allowance	42,249	30,090	29,264	801	15,973	15,154
Margin %	27.9%	20.5%	20.2%	0.6%	11.9%	12.3%
Net loss before FX	(130,078)	(142,078)	(516,166)	(495,795)	(160,059)	(133,027)
Net profit / (loss) after FX	(250,010)	(245,407)	(286,409)	(761,020)	(45,031)	(56,757)
Net debt**	3,201,760	3,063,715	2,862,423	2,775,926	2,430,291	2,255,963
EBIT	(24,567)	(36,974)	(57,940)	(383,261)	(48,984)	(38,714)

US$'000*	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Revenues	37,463	36,261	35,843	33,844	33,222	30,411
EBITDA before Millennium allowance	10,453	7,445	7,248	4,390	3,952	3,749
Margin %	27.9%	20.5%	20.2%	13.0%	11.9%	12.3%
EBITDA after Millennium allowance	10,453	7,445	7,240	198	3,952	3,749
Margin %	27.9%	20.5%	20.2%	0.6%	11.9%	12.3%
Net loss before FX	(32,183)	(35,152)	(127,707)	(122,667)	(39,601)	(32,913)
Net profit / (loss) after FX	(61,856)	(60,717)	(70,862)	(188,287)	(11,141)	(14,043)
Net debt**	792,161	758,008	708,205	686,804	601,289	558,158
EBIT	(6,078)	(9,148)	(14,335)	(94,824)	(12,119)	(9,578)

* The US$ amounts shown in this table and in the entire document have been translated using the exchange rate of PLN 4.0418 = US$1.00, the average rate announced by the National Bank of Poland at June 28, 2002. These figures are included for convenience only.

** Net debt is defined as long term debt, including its current portion, less cash, restricted cash and both long and short term portion of escrow accounts.

Key operational indicators

	2Q02	1Q02	4Q01	3Q01*	2Q01	1Q01
Network data						
Number of connected lines (cumulative)	529,658	527,562	526,402	519,035	576,012	553,798
Subscriber data						
Subscriber lines (cumulative)	342,145	342,288	343,802	343,634	338,338	328,728
Total net additions	(143)	(1,514)	168	5,296	9,610	7,655
Business net additions	1,434	2,569	4,281	5,721	5,847	1,008
Business subscribers (cumulative)	101,997	100,563	97,994	93,713	87,992	82,145
Business mix of total subscriber lines	29.8%	29.4%	28.5%	27.3%	26.0%	25.0%
Average monthly revenue per line (PLN)	123^	130	122	122	121	120
Average monthly revenue per business line (PLN)	236^	251	225	243	239	254
Average monthly revenue per residential line (PLN)	74	79	81	76	80	75

* Following the general outline of the ten-year business plan and strategy to focus on providing services to business customers approved in late 2001, the number of connected lines reported for the third quarter 2001 has been recalculated in order to reflect the write-off of 70,200 connected lines due to the future limited utilization of certain existing parts of Netia's local access network.

^ Average monthly revenue per line and per business line excludes the revenues from carrier's carrier services.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

(Tables to Follow)

Income statement (according to IAS), *unaudited*

(PLN in thousands unless otherwise stated)

Time periods:	YTD 02	YTD 01	2Q02	1Q02
Telecommunications revenue	287,631	241,891	146,874	140,757
Other revenue	10,345	15,303	4,542	5,803
Total revenues	**297,976**	**257,194**	**151,416**	**146,560**
Interconnection charges	(59,550)	(58,072)	(30,168)	(29,382)
Cost of equipment	(4,140)	(6,197)	(2,063)	(2,077)
Other operating expenses	(161,947)	(161,798)	(76,936)	(85,011)
EBITDA	**72,339**	**31,127**	**42,249**	**30,090**
Margin (%)	24.3%	12.1%	27.9%	20.5%
Depreciation of fixed assets	(97,286)	(81,884)	(48,513)	(48,774)
Amortization of intangible assets	(36,594)	(24,858)	(18,303)	(18,290)
Amortization and impairment of goodwill	0	(12,083)	0	0
EBIT	**(61,541)**	**(87,698)**	**(24,567)**	**(36,974)**
Margin (%)	-20.7%	-34.1%	-16.2%	-25.2%
Net financial income / (expenses)	(432,284)	(12,408)	(224,607)	(207,677)
Loss before tax	**(493,825)**	**(100,106)**	**(249,174)**	**(244,651)**
Tax charges	(1,325)	(3,658)	(676)	(651)
Minority share in (profit)/loss of subsidiaries	(267)	1,976	(160)	(105)
Net loss	**(495,417)**	**(101,788)**	**(250,010)**	**(245,407)**
Margin (%)	-166.3%	-39.6%	-165.1%	-167.4%
Loss per share (not in thousands)	(16.08)	(3.30)	(8.11)	(7.96)
Weighted average number of shares outstanding (not in thousands)	30,817,291	30,817,291	30,817,291	30,817,291

Note to financial expenses				
Net Interest Expense	(209,023)	(186,483)	(104,675)	(104,348)
Net Foreign Exchange gains / (losses)	(223,261)	191,298	(119,932)	(103,329)
Fair value losses on cross currency swap transactions	0	(17,223)	0	0

Balance sheet (according to IAS, unaudited)
(PLN in thousands unless otherwise stated)

Time Periods	June 30, 2002	December 31, 2001
Cash and cash equivalents	364,937	486,946
Restricted investments	55,303	47,500
Accounts receivable		
Trade, net	93,128	91,838
Government	9,408	15,179
Other, net	4,517	3,510
Inventories	1,567	1,708
Prepaid expenses	12,551	9,358
Total current assets	**541,411**	**656,039**
Investments	1,061	1,949
Fixed assets, net	2,386,035	2,454,309
Computer software, net	121,460	82,944
Licenses, net	661,077	695,149
Other long term assets	46,848	13,957
Total non-current assets	**3,216,481**	**3,248,308**
TOTAL ASSETS	**3,757,892**	**3,904,347**
Current maturities of long term debt	3,622,000	3,396,869
Short term liabilities for licenses	184,134	165,613
Accounts payable and accruals		
Trade	81,402	170,779
Liability connected with swaps cancellation	198,998	224,907
Accruals and other	371,950	163,561
Deferred income	6,517	7,495
Total current liabilities	**4,465,001**	**4,129,224**
Long term liabilities for licenses	105,682	92,764
Total non-current liabilities	**105,682**	**92,764**
Minority interest	25,874	25,607
Share capital	203,285	203,285
Share premium	1,713,865	1,713,865
Treasury shares	(3,611)	(3,611)
Accumulated deficit	(2,752,204)	(2,256,787)
Total shareholders' deficit	**(838,665)**	**(343,248)**
TOTAL LIABILITIES AND DEFICIT	**3,757,892**	**3,904,347**

Cash flow statement (according to IAS), unaudited

(PLN in thousands unless otherwise stated)

Time periods:	YTD 02	YTD 01	2Q02	1Q02
Net Loss	**(495,417)**	**(101,788)**	**(250,010)**	**(245,407)**
Adjustment to reconcile net loss to net cash provided by operating activities				
Depreciation and amortization of goodwill	133,880	118,825	66,816	67,064
Amortization of discount on notes	0	61,341	0	0
Minority interest	267	(1,976)	160	105
Interest expense accrued on long term debt	205,431	153,612	102,436	102,995
Interest expense accrued on license liabilities	10,503	6,862	5,534	4,969
(Increase)/decrease in long term assets	(32,891)	1,425	(12,404)	(20,487)
Foreign exchange (gains) / losses	228,985	(180,124)	125,199	103,788
Change in working capital	(4,418)	45,051	(928)	(3,490)
Net cash provided by operating activities	**46,340**	**103,228**	**36,803**	**9,537**
Purchase of fixed assets and computer software	(164,772)	(388,062)	(72,710)	(92,062)
(Increase) / decrease of investments	0	8,500	0	0
Purchase of minority interest	0	(60,652)	0	0
Payments for licenses	0	(3,998)	0	0
Net cash used in investing activities	**(164,772)**	**(444,212)**	**(72,710)**	**(92,062)**
Payment of interest on long term debt	0	(55,220)	0	0
Issuance costs	0	0	0	0
Payment for cancellation of swap transactions	(29,279)	0	0	(29,279)
Net cash used in financing activities	**(29,907)**	**(55,220)**	**0**	**(29,279)**
Effect of exchange rate change on cash and cash equivalents	25,702	(82,475)	11,645	14,057
Net change in cash & cash equivalents	**(122,009)**	**(478,679)**	**(24,262)**	**(97,747)**
Cash & cash equivalents at the beginning of the period	486,946	1,142,850	389,199	486,946
Cash & cash equivalents at the end of the period	364,937	664,171	364,937	389,199

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2002.

NETIA HOLDINGS S.A.

By:
Name: Kjell-Ove Blom
Title: acting President

By:
Name: Avraham Hochman
Title: VP Finance